Eugene Trowbridge, CCIM

Partner

 ___________

Jillian Sidoti, CCIM

Partner

 ___________

Nancee Tegeder

Associate Attorney

Jonathan Nieh

Associate Attorney

___________

___________

Mailing Address:

38977 Sky Canyon Drive

Suite 101

Murrieta CA, 92563

Email:

company@crowdfundinglawyers.net

Office:

(323) 799-1342

Website:

www.CrowdfundingLawyers.net

August 12, 2019

Via EDGAR

Re:  BioLife4D Corp

       Post Qualification Amendment

       on Form 1-A

       Filed July 26, 2019

       File No. 024-10779

Dear Mr. Reagan,

Please see the response to your comment below.

Commission Comment

Post Qualification Amendment on Form 1-A

General

1. Please reconcile your disclosure in Part I of Form 1-A regarding the number of securities offered and the price per security with the disclosure in Part II. Also, please reconcile the disclosure in Part II regarding the number of securities offered and the price with the limits on the size of a Tier 2 offering set forth in Securities Act Rule 251(a)(2), as the aggregate securities offered at the proposed price appears to exceed the limits set out in that rule.

Company Response:

We have updated both Part I and Part II to reflect the proper number and as to not violate the limits on the size of a Tier 2 offering as set forth in Securities Act Rule 251(a)(2).

Thank you for your time and attention.

Sincerely,

/s/ Jillian Ivey Sidoti, Esq.

Securities Counsel

Cc: Client